Kids Only Market Inc.
304, 1020 14th Ave., SW
Calgary, Alberta, T2R 0N9

March 25, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Shehzad Niazi

Re:           Kids Only Market Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-171486

Dear Shehzad Niazi,

In response to your comment letter dated March 23, 2011 we have filed a third amendment to the S-1 which was originally filed on December 30, 2010.

Prospectus Cover Page

1.  Revised.

Description of Business, page 12
In General, page 12

2.  Revised to clarify.

The Website, page 15

3. Revised to clarify.

Competition, page 20

4.  Revised to clarify.

Government Regulation, page 22

5.  Revised.

Market for Common Equity and Related Stockholder Matters, page 34
Shares Eligible for Future Sales, page 35

6.  Revised.

Yours truly,

/s/ Paul Pearlman

Paul Pearlman
President